Exhibit 99.1

NEXA RESOURCES S.A.

NOTICE TO THE MARKET

NEXA ANNOUNCES NEW HEAD OF INVESTOR RELATIONS

Luxembourg, March 11, 2019 —Nexa Resources S.A. (“Nexa” or the “Company”) announces to its shareholders and to the market in general the hiring of the new Head of Investor Relations, Roberta Varella, reporting directly to Senior Vice-President of Finance and Group CFO Rodrigo Menck.

Roberta has a wide experience in finance and planning, having built her career at Marfrig, Braskem and Vale, among others. Also, Roberta holds a bachelor’s degree in Chemical Engineering from E.E.Mauá, a Business degree and MBA from Fundação Getúlio Vargas (FGV) and an extension course focused on Strategy from the Wharton School.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Nexa also owns a zinc smelter in Peru and two zinc smelters in Brazil. The Company is among the top five producers of mined and refined zinc globally in 2018, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Roberta Varella — Head of IR

ir@nexaresources.com.br